中国南方航空股份有限公司

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

Announcement of the Resolutions Passed at the First Extraordinary General Meeting for the Year 2008

China Southern Airlines Company Limited (the "Company") and all members of its board of directors hereby confirm that the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission herein contained.

The first extraordinary general meetings for the Year 2008 (the "EGM") of the Company was held on 18 January 2008 at No. 1 Conference Room, 4/F, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC.

17 shareholders or authorized proxies holding an aggregate of 2,940,497,938 shares carrying voting rights, which represented 67.22% of the total share capital of the Company, were present at the EGM, which was in compliance with the requirements of the Company Law of the People's Republic of China and the provisions of Articles of Association of the Company.

The following resolutions were passed at the EGM:

1. **The aircraft acquisition agreement dated 16 July 2007 between The Boeing Company as vendor and Xiamen Airlines Company Limited as purchaser and the transactions contemplated thereunder was unconditionally approved.**

   Number of valid votes: 2,940,497,938 shares; votes in favor of the resolution: 2,865,871,938 shares, representing 97.4621% of the total valid votes; votes against the resolution: 74,626,000 shares, representing 2.5379% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

2. **The aircraft acquisition agreement dated 20 August 2007 between The Boeing Company as vendor and the Company as purchaser and the transactions contemplated thereunder was unconditionally approved.**

   Number of valid votes: 2,940,497,938 shares; votes in favor of the resolution: 2,865,871,938 shares, representing 97.4621% of the total valid votes; votes against the resolution: 74,626,000 shares, representing 2.5379% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

3. **The aircraft acquisition agreement dated 23 October 2007 between Airbus SNC as vendor and the Company as purchaser and the transactions contemplated thereunder was unconditionally approved.**

Number of valid votes: 2,940,497,938 shares; votes in favor of the resolution: 2,865,871,938 shares, representing 97.4621% of the total valid votes; votes against the resolution: 74,626,000 shares, representing 2.5379% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

4. **The Financial Services Agreement dated 15 November 2007 between Southern Airlines Group Finance Company Limited and the Company and the transactions contemplated thereunder was unconditionally approved.**

Number of valid votes: 740,497,938 shares; votes in favor of the resolution: 591,947,444 shares, representing 79.9391% of the total valid votes; votes against the resolution: 148,550,494 shares, representing 20.0609% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale. As Southern Airlines Group Finance Company Limited is a non wholly-owned subsidiary of China Southern Air Holding Company (CSAHC), CSAHC, as connected person of the Company, did not participate in the voting of this resolution.

5. **The resignation of Mr. Liu Biao as the supervisor of the Company was unconditionally approved.**

Number of valid votes: 2,940,497,938 shares; votes in favor of the resolution: 2,940,497,938 shares, representing 100% of the total valid votes.

According to the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), KPMG was appointed as the scrutineer in respect of votings at the EGM.

Lv Hui and Zheng Yi Ling, PRC lawyers from Z & T Law Firm, attended the EGM and issued a legal opinion stating that the convening and holding of the EGM, the procedures for the holding of the EGM, the eligibility of the persons who attended the EGM and the procedures for voting at the EGM are in compliance with the PRC Company Law, the Opinion on the Regulation of the Shareholders' Meeting of a Listed Company, and the Articles of Association of the Company, and that the resolutions passed at the EGM are lawful and valid.

By order of the Board
China Southern Airlines Company Limited
Liu Wei and Xie Bing
Joint Company Secretaries

Guangzhou, the People's Republic of China

18 January 2008

Note: The poll results were subject to scrutiny by KPMG, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company were identical with the results shown in poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu as independent non-executive Directors.